FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         ☒                 Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐                        No             ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            ☐                       No             ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            ☐                      No             ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, 25 de Agosto de 2010.

Señor
Fernando Coloma C.
Superintendente de Valores y Seguros
Presente

Ref.: Informa Hecho Esencial

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045, comunico a usted que la Superintendencia de Bancos e Instituciones Financieras, de conformidad con las facultades que le confiere el artículo 64 de la Ley General de Bancos, ha resuelto aplicar a Banco Santander - Chile una multa de $7.205.550 por un déficit en el encaje en el período comprendido entre el 9 de julio y el 8 de agosto de 2010.

Saluda atentamente a Ud.,

Claudio Melandri H.
Gerente General

Santiago, August 25,2010

Material Event

In conformity with Articles 9 and 10 of the Law 18,045, Banco Santander Chile informs that the Superintendency of Banks and Financial Institutions, as outlined in Article 64 of the General Banking Law has applied a fine of Ch$7,205,550 (US$14,228) to Banco Santander Chile due to a deficit in reserve requirements between July 9 and August 8, 2010

Sincerely,

Claudio Melandri Hinojosa
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/
Name:	Juan Pedro Santa María
Title:	General Counsel
Date: August 25, 2010